LearnEV
Balance Sheet Standard
As of December 31, 2023

	Dec 31, '23
ASSETS	
Current Assets	
Checking/Savings	
Central Bank Checking	107.23
Total Checking/Savings	107.23
Total Current Assets	107.23
Other Assets	
R&D Consulting	157,701.64
Module Development	293,523.87
Total Other Assets	451,225.51
TOTAL ASSETS	451,332.74
LIABILITIES & EQUITY	
Equity	
Shareholder Investment	489,000.00
Net Income	−37,667.26
Total Equity	451,332.74
TOTAL LIABILITIES & EQU...	451,332.74

LearnEV
Profit and Loss Standard
January through December 2023

	Jan – Dec '23
Ordinary Income/Expense	
Expense	
Office Expenses	1,666.73
Bank Charges	894.70
Automobile Expense	
Fuel	2,389.58
Automobile Expense – Ot…	191.82
Total Automobile Expense	2,581.40
Legal Fees	5,083.50
Computer & Internet Expen…	559.05
Dues & Subscriptions	2,173.02
Module Development Costs	359.98
Misc Expenses	3,818.99
Postage and Delivery	69.38
Professional Fees	3,264.72
Travel Expense	
Meals	2,203.91
Travel Expense – Other	14,991.88
Total Travel Expense	17,195.79
Total Expense	37,667.26
Net Ordinary Income	−37,667.26
Net Income	−37,667.26

LearnEV
Statement Of Cash Flows
January through December 2023

	Jan – Dec '…
OPERATING ACTIVITIES	
Net Income	–37,667.26
Net cash provided by Operating Acti…	–37,667.26
INVESTING ACTIVITIES	
R&D Consulting	–157,701.64
Module Development	–293,523.87
Net cash provided by Investing Activi…	–451,225.51
FINANCING ACTIVITIES	
Shareholder Investment	489,000.00
Net cash provided by Financing Activ…	489,000.00
Net cash increase for period	107.23
Cash at end of period	**107.23**

LearnEV
Statement Of Changes in Equity
As of December 31, 2023

	Net Contribution	Retained Earnings (Deficit)	Total
Balance - January 1, 2023	**0.00**	**0.00**	**0.00**
Contributions as of December 31, 2023	489000.00	-	489000.00
Module Development Costs as of December 31, 2023	(451225.51)	-	(451225.51)
Net Income (Loss) as of December 31, 2023	-	(37667.26)	(37667.26)
Balance - December 31, 2023	**37774.49**	**(37667.26)**	**107.23**

LearnEV, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2022, and December 31, 2023

1. DESCRIPTION OF THE BUSINESS

LearnEV, Inc. (The company) was established in 2022, in Lexington, Kentucky. LearnEV is a provider of Digital Technician Training. We deliver our solutions to automotive and heavy-duty shop owners, technicians, dealers, and anyone in the automotive, medium, and heavy-duty industry that is looking for combustion engine and electric vehicle maintenance training.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the module is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the sales of its subscriptions.

2.4. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated accounts.

Notes to the Financial Statements (Unaudited) Continued
As of As of March 31, 2022, and December 31, 2023

3. EQUITY

As per the operating agreement of the company, the Company has the authority to issue up to 10 million Common Shares.

4. DIGITAL ASSETS

Digital assets are valued at cost which is lower than the net realization value. The asset value includes the cost of production and any other cost to make the cost of the modules ready for sale.

5. LOAN PAYABLE

The company currently has no loan obligations.

6. ACCOUNTS PAYABLES

The company currently has no accounts payable.